SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 3)1


                                   Sonus Corp.
                             ----------------------
                                (Name of Issuer)


                   Common Shares, without nominal or par value
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   835691-10-6
                             -----------------------
                                 (CUSIP Number)

                                December 31, 2001
                           ---------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[x]  Rule 13d-1 (d)


1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835691-10-6                     13G               Page 2 of 8 pages


-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Gregory J. Frazer
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) |_|
                                                             (b) |_|
-------------------------------------------------------------------------------
  3     SEC USE ONLY



-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                           5     SOLE VOTING POWER

       NUMBER OF
                         ------------------------------------------------------
        SHARES             6     SHARED VOTING POWER

     BENEFICIALLY                   247,500*
                         ------------------------------------------------------
      OWNED BY EACH        7     SOLE DISPOSITIVE POWER

       REPORTING
                         ------------------------------------------------------
      PERSON WITH          8     SHARED DISPOSITIVE POWER

                                    247,500*
-------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             247,500*
-------------------------------------------------------------------------------
 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


        |-|
-------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             4.0%
-------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON

             IN
-------------------------------------------------------------------------------

* Represents 247,500 common shares held by Gregory J. & Carissa B. Frazer Trust.

CUSIP No. 835691-10-6                     13G               Page 3 of 8 pages


-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Carissa B. Bennett

-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) |_|
                                                             (b) |_|
-------------------------------------------------------------------------------
  3     SEC USE ONLY



-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                           5     SOLE VOTING POWER

       NUMBER OF
                         ------------------------------------------------------
       SHARES              6     SHARED VOTING POWER

     BENEFICIALLY                  247,500*
                         ------------------------------------------------------
      OWNED BY EACH        7     SOLE DISPOSITIVE POWER

       REPORTING
                         ------------------------------------------------------
      PERSON WITH          8     SHARED DISPOSITIVE POWER

                                   247,500*
-------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             247,500*
-------------------------------------------------------------------------------
 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            Not applicable
-------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             4.0%
-------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON

             IN
-------------------------------------------------------------------------------

* Represents 247,500 common shares held by Gregory J. & Carissa B. Frazer Trust.

CUSIP No. 835691-10-6                     13G               Page 4 of 8 pages


-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Gregory J. & Carissa B. Frazer Trust

-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) |_|
                                                             (b) |_|
-------------------------------------------------------------------------------
  3     SEC USE ONLY



-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        California
-------------------------------------------------------------------------------
                           5     SOLE VOTING POWER

       NUMBER OF
                         ------------------------------------------------------
       SHARES              6     SHARED VOTING POWER

     BENEFICIALLY                    247,500*
                         ------------------------------------------------------
      OWNED BY EACH        7     SOLE DISPOSITIVE POWER

       REPORTING
                         ------------------------------------------------------
      PERSON WITH          8     SHARED DISPOSITIVE POWER

                                     247,500*
-------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             247,500*
-------------------------------------------------------------------------------
 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            Not applicable
-------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             4.0%
-------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON

             OO
-------------------------------------------------------------------------------

*

CUSIP No. 835691-10-6                     13G               Page 5 of 8 pages

Item 1(a) Name of Issuer:  Sonus Corp.


Item 1(b) Address of Issuer's Principal Executive Offices: 111 S.W. Fifth Avenue, Suite 1620 Portland, Oregon 97204



Item 2(a) Name  of  Person  Filing: Gregory J. Frazer
                                    Carissa B. Bennett
                                    Gregory J. & Carissa B. Frazer Trust

          Gregory J. Frazer and Carissa B. Bennett are co-trustees of the Gregory J. and Carissa B. Frazer Trust

Item 2(b) Address of Principal Business Office or, if none, Residence:

          1477 Dwight Drive
          Glendale, CA 91207

Item 2(c) Citizenship: See Item 4 on the cover page for each filer.


Item 2(d) Title of Class of Securities:

          Common Shares, without nominal or par value


Item 2(e) CUSIP Number:

          835691-10-6

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

          Not applicable

Item 4    Ownership:

          See Items 5-9 and 11 on the cover page for each filer.


Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of five percent of the class of securities, check the following [x].


Item 6    Ownership of More than Five Percent on Behalf of Another Person:

CUSIP No. 835691-10-6                     13G               Page 6 of 8 pages

          Not applicable


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          Not applicable


Item 8    Identification and Classification of Members of the Group:

          Not applicable


Item 9    Notice of Dissolution of Group:

          Not applicable


Item 10   Certifications:

          Not applicable

CUSIP No. 835691-10-6                     13G               Page 7 of 8 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        February 11, 2002
                                    --------------------------------
                                                    (Date)

                                     /s/ Gregory J. Frazer
                                    --------------------------------
                                         Gregory J. Frazer

                                    /s/ Carissa B. Bennett
                                    --------------------------------
                                        Carissa B. Bennett


                                    Gregory J. & Carissa B. Frazer Trust

                                    By: /s/ Gregory J. Frazer
                                       -----------------------------
                                       Gregory J. Frazer, Co-trustee


     ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001)

CUSIP No. 835691-10-6                     13G               Page 8 of 8 pages


                                                                       Exhibit A

                             Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

      Dated February 11, 2002

       /s/ Gregory J. Frazer
      --------------------------------------
      Gregory J. Frazer

       /s/ Carissa B. Bennett
      --------------------------------------
      Carissa B. Bennett


      Gregory J. & Carissa B. Frazer Trust

      By:  /s/ Gregory J. Frazer
          ----------------------------------
            Gregory J. Frazer, Co-trustee